UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission File Number 333-51854 and 333-179494
For the fiscal years ended December 31, 2011 and 2010

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Kansas City Southern 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kansas City Southern
427 West 12th Street
Kansas City, Missouri 64105-1804

KANSAS CITY SOUTHERN 401 (k) AND PROFIT SHARING PLAN

Page

Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011 and 2010	3
Notes to Financial Statements	4
Supplemental Schedules:
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2011	14
Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions	15
Signatures	16
Exhibit:
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Plan Administrator of
Kansas City Southern 401(k) and Profit Sharing Plan
Kansas City, Missouri

We have audited the accompanying statements of net assets available for benefits of the Kansas City Southern 401(k) and Profit Sharing Plan as of December 31, 2011 and 2010 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Kansas City Southern 401(k) and Profit Sharing Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 12 to the financial statements, the Board of Directors of Kansas City Southern, the Plan's sponsor, voted on August 2, 2011, to merge the Gateway Western Railway Union 401(k) Plan and the Kansas City Southern Employee Stock Ownership Plan into the Kansas City Southern 401(k) and Profit Sharing Plan effective December 30, 2011. All plan assets were transferred to the Kansas City Southern 401(k) and Profit Sharing Plan on December 30, 2011.

Our audits were made for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 and the schedule of delinquent participant contributions for the year ended December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP
Kansas City, Missouri
June 21, 2012

KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
Assets:
Investments, at fair value:
Common stock of Kansas City Southern	$40,805,769	$—
Common stock of Janus Capital Group	2,388,968	—
Mutual funds	56,407,687	—
Plan interest in the Master Trust	—	59,786,596
Total investments	99,602,424	59,786,596

Contribution Receivable:
Company	121,791	—
Total contribution receivable	121,791	—
Total assets	99,724,215	59,786,596

Liabilities:
Excess contributions due to participants	38,647	—
Total liabilities	38,647	—
Net assets available for benefits	$99,685,568	$59,786,596
See accompanying notes to financial statements.

KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2011 and 2010

	2011	2010
Additions:
Investment income in Master Trust:
Interest and dividends	$1,055,006	$698,696
Net appreciation in fair value of investments	3,398,803	4,910,711

Total investment income in Master Trust	4,453,809	5,609,407

Investment income:
Interest and dividends	—	499,436
Net appreciation in fair value of investments	—	2,801,182
Total	—	3,300,618

Total investment income	4,453,809	8,910,025

Contributions:
Participant	4,260,620	2,980,630
Company	2,018,713	1,719,816

Total contributions	6,279,333	4,700,446

Other income	—	5,305

Total additions	10,733,142	13,615,776

Deductions:
Fees and expenses	(74,743)	(15,917)
Benefits paid	(9,987,613)	(7,904,305)

Total deductions	(10,062,356)	(7,920,222)

Increase in net assets available for benefits before transfers into Plan	670,786	5,695,554

Transfers into Plan	39,228,186	—

Net assets available for benefits:
Beginning of year	59,786,596	54,091,042
End of year	$99,685,568	$59,786,596

See accompanying notes to financial statements.

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010

(1)	Description of the Plan
The following description of the Kansas City Southern 401(k) and Profit Sharing Plan (the “Plan”) is provided for general informational purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

(a)	General
The Plan is a participant-directed, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Through December 30, 2011, the Plan included three separate benefit components: (1) provisions applicable to participants who are not members of a collective bargaining unit and who are employees of Kansas City Southern (KCS) or any other affiliated employer who, with written consent of KCS, adopts the Plan (the “KCS Participant”); (2) provisions applicable to participants who are full-time employees of The Kansas City Southern Railway Company (the “Company”) who are members of one of the following collective bargaining units with the former Midsouth Rail Corporation (the “Midsouth Rail Union Participant”): Brotherhood of Locomotive Engineers, Brotherhood of Maintenance of Way Employees, Brotherhood of Railway Carmen, Brotherhood of Railroad Signalmen, International Association of Machinists and Aerospace Workers, International Brotherhood of Electrical Workers, or United Transportation Union (collectively the “Midsouth Collective Bargaining Units”); and (3) provisions applicable to participants who are full-time employees of the Company who are members of one of the following collective bargaining units (the “Railway Union Participant”): American Train Dispatchers Association, Brotherhood of Railway Carmen-Division of Transportation Communications International Union, Brotherhood of Railroad Signalmen, The American Railway and Airway Supervisors Association-Division of Transportation Communications International Union, Transportation Communications International Union Clerks, or National Conference of Firemen & Oilers (collectively the “Railway Collective Bargaining Units”).
All participants under the Plan are eligible to participate in the Plan beginning on the first day of each calendar month coincident with or immediately following the first day of employment. An employee classified as a seasonal employee or a temporary employee is allowed to participate in the Plan as a KCS Participant beginning on the first day of each calendar month coincident with or immediately following the date the participant has completed one year of service and a minimum of 1,000 hours of service.
A Midsouth Rail Union Participant that ends his or her membership in any of the Midsouth Collective Bargaining Units is no longer eligible to receive Company contributions. However, while still employed by the Company, such participant will continue to receive credit for vesting under the provisions of the Plan. Upon rejoining any of the Midsouth Collective Bargaining Units, such participant is then immediately eligible to participate in all future Company contributions, as set forth in the Plan.
A Railway Union Participant that ends his or her membership in any of the Railway Collective Bargaining Units is no longer eligible to make elective deferrals under the Plan but will remain vested in their elective contributions under the Plan.
Effective December 30, 2011, the Gateway Western Railway Union 401(k) Plan and Kansas City Southern Employee Stock Ownership Plan were merged into the Plan. As a result of the merger, these individual plans ceased to exist and became components of the Plan.
The Gateway component covers certain union employees of the Company, generally located from Kansas City to East St. Louis, who are members in a craft represented by one of the following organizations (the "Gateway Union Participants"): Brotherhood of Locomotive Engineers, Brotherhood of Maintenance of Way Employees, Brotherhood of Railroad Signalmen, International Brotherhood of Electrical Workers, International Association of Machinists and Aerospace Workers. The Gateway Union Participants are eligible to participate in the Plan on the first day of each calendar month coincident with or immediately following the employee's first day of employment. A Gateway Union Participant that ends his or her membership in any of the above collective bargaining units is no

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010

longer eligible to make elective deferrals or receive Company matching contributions under the Plan but will continue to be vested under the Plan.
The former Kansas City Southern Employee Stock Ownership Plan (the "KCS ESOP"), was established as an employee stock ownership plan designed to be invested primarily in employer securities, which included the common stock of Kansas City Southern. At the date of the merger, all participants were fully vested in their accounts. Following the merger of the KCS ESOP accounts into the Plan on December 30, 2011, participants have the right to direct the investment of their KCS ESOP accounts in the same manner as all other Plan accounts. In addition, participants may elect distributions up to 100% of the value of their KCS ESOP account, beginning with the plan year immediately following the year in which the participant reaches age 55 and completes at least 10 years of participation in the Plan, including years of participation in the KCS ESOP.

(b)	Plan Administration
The Plan is administered by the Advisory Committee which is appointed by the Compensation and Organization Committee. On October 1, 2010, the Plan's trustee changed from Charles Schwab Trust Company to Fidelity Management Trust Company (the “Trustee”). In addition, Kansas City Southern (“KCS”), the plan sponsor of the Kansas City Southern 401(k) and Profit Sharing Plan and the Kansas City Southern Employee Stock Ownership Plan, and The Kansas City Southern Railway Company, a subsidiary of KCS and sponsor of the Gateway Western Railway Union 401(k) Plan, entered into an agreement with the Trustee to create the Kansas City Southern Master Trust (the “Master Trust”). The Master Trust included the investment assets of each of the Plans. Effective December 30, 2011, the investment assets of the Gateway Western Railway Union 401(k) Plan and KCS ESOP were merged into the Plan. Following the merger, the Master Trust was amended to reflect that the Plan's assets are held under a single plan and the Master Trust ceased to exist. The Trustee is responsible for the custody and management of the Plan's assets.

(c)	Contributions
Each year, participants may contribute a portion of their annual eligible compensation, as defined in the Plan document, not to exceed a specified dollar amount as determined by the Internal Revenue Code (IRC). The Company will contribute for each KCS Participant a matching contribution equal to 100% of each participant's contribution up to 5% of the participant's eligible compensation. The Company may also make discretionary profit sharing contributions to participants who have completed a minimum of 1,000 hours of service during the plan year; however, there were no such contributions made during 2011 or 2010. The Company matches 100% of the first $500 of the Midsouth Rail Union Participant salary deferral contributions. The Company does not match Railway Union Participant contributions. Subject to the terms of the applicable collective bargaining agreements, the Company matches 50% of the Gateway Union Participant contributions, up to 6% of annual eligible compensation. Upon enrollment in the Plan, participants may direct their contributions and any Company matching contributions where applicable into any of the various funds offered by the Plan which includes the Kansas City Southern (NYSE:KSU) common stock as an investment option.

(d)	Vesting
All participants under the Plan are always fully vested in their own contributions plus actual earnings thereon. KCS Participant Company contributions vest according to the following schedule:

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010

Years of Service	Percent Vested
2	20%
3	40
4	60
5 or more	100

Midsouth Rail Union Participant Company contributions vest according to the following schedule:

Years of Service	Percent Vested
1	20%
2	40
3	60
4	80
5	100
Gateway Union Participants are immediately vested in their contributions and Company matching contributions, plus actual Plan earnings thereon.
In the event of termination of the Plan or upon a change of control of the Company (as defined by the Plan agreement), all participants shall become fully vested.

(e)	Payment of Benefits
Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant's normal retirement age is 65. The Plan also provides for distribution at age 59 1/2. Balances not exceeding $1,000 will be paid as soon as administratively practicable following the participant's separation from services. Balances exceeding $1,000 will be paid upon the distribution date elected by the participant, but in no event will payment commence later than April 1 of the calendar year following the later of the year in which the participant attains age 70 1/2 or the year of the participant's separation from service. On retirement, death, disability, or termination of service, a participant (or participant's beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the participant's vested account balance, or, if the participants vested account balance exceeds $5,000, in installments over a fixed period of time, not to exceed the life expectancy of the participant or the participant's beneficiary. In addition, hardship distributions are permitted if certain criteria are met.

(f)	Participant Accounts
Each participant's account is credited with the participant's contribution, Company matching contribution where applicable, and an allocation of Plan earnings, net of investment expenses. Allocations are based on participant earnings or account balances, as set forth in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(g)	Administrative Expenses
Investment and recordkeeping expenses are generally paid by the Plan as long as Plan assets are sufficient to provide for such expenses. The Company may choose to pay some or all of the administrative expenses incurred by the Plan.

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010

(h)	Voting Rights
Each participant is entitled to exercise voting rights attributable to the KCS common stock shares allocated to his or her accounts and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not vote, the Trustee will vote participants' shares in the same proportion as the shares for which the Trustee has received instructions.

(i)	Forfeitures
Nonvested amounts forfeited by KCS Participants and Midsouth Rail Union Participants may be used to reduce the Company's contribution. Allocated forfeitures were $207,147 and $116,876 for the years ended December 31, 2011 and 2010, respectively. Outstanding forfeitures at December 31, 2011 and 2010 were $12,545 and $140,413 , respectively.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements are presented on the accrual basis of accounting.

(b)	Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(c)	Income Recognition
Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Investment Valuation
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis.
Unsettled security transactions at year end are reflected in the financial statements as investment trades payable or receivable.

(e)	Net Appreciation (Depreciation) in Fair Value of Investments
Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments. Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

(f)	Payment of Benefits
Benefit payments are recorded when paid.

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010

(3)	Plan Interest in Master Trust
Effective October 1, 2010, the Plan's assets were held in a Master Trust. The Master Trust held the assets of the Kansas City Southern 401(k) and Profit Sharing Plan, Kansas City Southern Employee Stock Ownership Plan and the Gateway Western Railway Union 401(k) Plan (collectively, the “Plans”). The Plans' record keeper maintains supporting records for the purpose of allocating net assets and net gains or losses of the investments to each of the Plans and to each participant's account. The net investment income or loss of the investment assets was allocated by the record keeper to each Plan and to each participant's account based on the investment held in-participant directed account balances.
Effective December 30, 2011, the investment assets of the Gateway Western Railway Union 401(k) Plan and Kansas City Southern Employee Stock Ownership Plan were merged into the Plan. Following the merger, the Master Trust was amended to reflect that the Plan's assets are held under a single plan and the Master Trust ceased to exist.
The net assets of the Master Trust at December 31, 2010 consisted of the following:

2010
Investments, at fair value
Common stock of Kansas City Southern	$36,876,583
Common stock of Janus Capital Group	5,414,017
Mutual funds	59,618,702
Net assets available for benefits at fair value	$101,909,302

Net investment in Master Trust - by Plan
Kansas City Southern 401(k) and Profit Sharing Plan
Investment in Master Trust	$59,786,596
Plan's percentage interest in net assets of the Master Trust	59%
Gateway Western Railway Union 401(k) Plan
Investment in Master Trust	$3,353,650
Plan's percentage interest in net assets of the Master Trust	3%
Kansas City Southern Employee Stock Ownership Plan
Investment in Master Trust	$38,769,056
Plan's percentage interest in net assets of the Master Trust	38%

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010

Investment income of the Master Trust for the period January 1, 2011 through December 30, 2011 and for the three months ended December 31, 2010 consist of the following:

	2011	2010
Investment income
Interest and dividends	$1,370,573	$894,396

Net appreciation (depreciation) in fair value of investments
Kansas City Southern common stock	14,019,950	8,386,504
Janus Capital Group Income common stock	(2,650,759)	838,088
Mutual funds	(2,099,547)	2,327,343
Total net investment appreciation	9,269,644	11,551,935
Net investment income	$10,640,217	$12,446,331

Net investment income (loss) from Master Trust - by Plan
Kansas City Southern 401(k) and Profit Sharing Plan	$4,453,809	$5,609,407
Gateway Western Railway Union 401(k) Plan	(19,184)	226,484
Kansas City Southern Employee Stock Ownership Plan	6,205,592	6,610,440
	$10,640,217	$12,446,331

(4)	Investments
The following investments represent 5% or more of the Plan's net assets at December 31, 2011:

Kansas City Southern common stock, 599,956 shares	$40,805,769
Vanguard Prime Money Market, 9,905,202 shares	9,905,202
The following investments represent 5% or more of the Master Trust net assets at December 31, 2010:

Kansas City Southern common stock, 770,478 shares	$36,876,583
Janus Capital Group common stock, 417,388 shares	5,414,017
Vanguard Prime Money Market, 9,664,051 shares	9,664,051
Fidelity Freedom 2015, 470,797 shares	5,338,838

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010

For the nine months ended September 30, 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Kansas City Southern common stock	$1,386,606
Mutual funds:
Value	232,419
Blend	75,786
Growth	301,987
Balanced	36,452
International	154,664
Real Estate	218,361
Bond Fund - Intermediate	394,907
Total net investment appreciation	$2,801,182

The Plan's investments were held in a Master Trust from October 1, 2010 through December 30, 2011. See Note 3 for further information.

(5)	Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Plan determines the fair values of its financial instruments based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy is broken down into three levels based upon the observability of inputs. Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.
The following is a description of the valuation methodologies used for assets measured at fair value.
Common stocks: valued at the closing market prices reported on the active market on which the individual securities are traded.
Mutual funds: valued at quoted market prices, which represents the net asset value of the securities held in such funds.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010

Plan assets measured at fair value as of December 31, 2011:

	Fair Value Measurements			Assets at Fair Value
	Level 1	Level 2	Level 3
Common stock of Kansas City Southern	$40,805,769	$—	$—	$40,805,769
Common stock of Janus Capital Group	2,388,968	—	—	2,388,968
Mutual funds:
Value	4,572,204	—	—	4,572,204
Blend	2,308,650	—	—	2,308,650
Growth	6,446,720	—	—	6,446,720
Balanced	1,254,346	—	—	1,254,346
International	3,185,000	—	—	3,185,000
Real Estate	925,866	—	—	925,866
Target Date	23,532,533	—	—	23,532,533
Money Market Fund	9,905,202	—	—	9,905,202
Bond Fund - Intermediate	4,277,166	—	—	4,277,166
	$99,602,424	$—	$—	$99,602,424

Assets held in the Master Trust measured at fair value as of December 31, 2010:

	Fair Value Measurements			Assets at Fair Value
	Level 1	Level 2	Level 3
Investment in Master Trust:
Common stock of Kansas City Southern	$36,876,583	$—	$—	$36,876,583
Common stock of Janus Capital Group	5,414,017	—	—	5,414,017
Mutual funds:				—
Value	5,152,428	—	—	5,152,428
Blend	3,375,467	—	—	3,375,467
Growth	6,909,916	—	—	6,909,916
Balanced	1,649,266	—	—	1,649,266
International	4,316,900	—	—	4,316,900
Real Estate	632,908	—	—	632,908
Target Date	23,324,391	—	—	23,324,391
Money Market Fund	9,664,051	—	—	9,664,051
Bond Fund - Intermediate	4,593,375	—	—	4,593,375
	$101,909,302	$—	$—	$101,909,302
As of December 31, 2010, the fair value of the Plan's portion of assets held in the Master Trust was $59,786,596. See Note 3 for a further discussion on the Master Trust.

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010

(6)	Portfolio Risk
The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(7)	Tax Status
The Plan received a favorable determination letter from the Internal Revenue Service, dated September 17, 2010, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from tax under Section 501(a) of the Code. The determination letter is applicable for amendments executed through August 7, 2009. The tax determination letter has not been updated for the latest Plan amendments occurring after August 7, 2009. However, the Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2011 and 2010. Therefore, no provision for income taxes has been included in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for tax years prior to 2008.

(8)	Related Party Transactions
Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company, the trustee of the Plan, and certain investments held in the Trust are shares of KCS common stock. These transactions are considered party-in-interest transactions. At December 31, 2011, the fair value of Kansas City Southern common stock shares held in the Plan is $40,805,769. At December 31, 2010, the fair value of Kansas City Southern common stock shares held in the Master Trust is $36,876,583 and the Plan's portion held in the Master Trust is $13,353,400.

(9)	Plan Termination
Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

(10)	Reconciliation of the Financial Statements to the Form 5500
The following is a reconciliation of the total investment income per the financial statements to the Form 5500:

	2011	2010
Total investment income per the financial statements	$4,453,809	$8,910,025
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	(206,745)
Total investment income per the Form 5500	$4,453,809	$8,703,280

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	2011	2010
Benefits paid to participants per the financial statements	$9,987,613	$7,904,305
Add amounts allocated to withdrawing participants	—	—
Less prior year amounts allocated to withdrawing participants	—	(9,488)
Benefits paid to participants per the Form 5500	$9,987,613	$7,894,817

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that were processed and approved for payment prior to December 31, 2011 and 2010, respectively but not yet paid as of that date.

(11)	Prohibited Transaction
During the years ended December 31, 2011 and 2010, the Company failed to remit to the Trustee certain employee contributions totaling $2,996 and $21,006 within a timely manner. Delays in remitting contributions to the Plan's trustee were due to administrative errors, and the Company made contributions to the affected participants' account to compensate in aggregate the approximate lost income due to the delays.

(12)	Plan Merger
Effective December 30, 2011, the Gateway Western Railway Union 401(k) Plan and Kansas City Southern Employee Stock Ownership Plan were merged into the Plan and net assets of $3,218,915 and $36,009,271 respectively, were transferred into the Plan.

(13)	Subsequent Event
Effective June 1, 2012, the Plan was amended and restated in its entirety to designate the accounts under the Plan which are invested in KCS common stock as comprising a new employee stock ownership plan.  The accounts under the Plan invested in assets other than KCS common stock continue to constitute a profit sharing plan.
Also effective June 1, 2012, the Plan was amended to give participants the opportunity to elect to receive immediate payment of any dividends relating to the shares of KCS common stock credited to their Plan accounts.  If a participant fails to elect to receive payment of his or her KCS common stock dividends by the deadline established by the plan administrator, such dividends will be credited to a separate KCS dividend account under the Plan and invested in shares of KCS common stock, until such time the participant makes a different investment election.  A participant's KCS dividend account is 100% vested at all times.
In addition, on May 31, 2012, the Plan was amended to allow participants to designate their own elective contributions as either pre-tax contributions or Roth contributions effective July 1, 2012.

Schedule 1
KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2011

Identity	Description	Fair Value
Common stock:
* Kansas City Southern common stock	599,956.109 shares, with a fair value of $68.01 per share	$40,805,769
Janus Capital Group common stock	378,520.922 shares, with a fair value of $6.31 per share	2,388,968

Mutual funds:
ABF Small Cap Value	84,384.356 shares, with a fair value of $19.01 per share	1,604,147
AF Europacific Growth	64,258.518 shares, with a fair value of $35.13 per share	2,257,402
AF Growth Fund America	77,692.382 shares, with a fair value of $28.72 per share	2,231,325
AF Washington Mutual	104,509.070 shares, with a fair value of $28.40 per share	2,968,057
Buffalo Small Cap Stock	26,015.265 shares, with a fair value of $24.93 per share	648,561
CRM Mid Cap Value Fund/Investment	49,236.661 shares, with a fair value of $26.07 per share	1,283,600
* Fidelity Freedom 2010	141,100.115 shares, with a fair value of $13.10 per share	1,848,411
* Fidelity Freedom 2015	366,788.295 shares, with a fair value of $10.93 per share	4,008,996
* Fidelity Freedom 2020	356,956.434 shares, with a fair value of $13.12 per share	4,683,268
* Fidelity Freedom 2025	419,387.796 shares, with a fair value of $10.81 per share	4,533,582
* Fidelity Freedom 2030	201,681.774 shares, with a fair value of $12.84 per share	2,589,594
* Fidelity Freedom 2035	225,183.730 shares, with a fair value of $10.55 per share	2,375,688
* Fidelity Freedom 2040	213,157.956 shares, with a fair value of $7.36 per share	1,568,843
* Fidelity Freedom 2045	110,102.722 shares, with a fair value of $8.69 per share	956,793
* Fidelity Freedom 2050	25,207.471 shares, with a fair value of $8.54 per share	215,272
* Fidelity Freedom Income	66,911.602 shares, with a fair value of $11.24 per share	752,086
* Fidelity Contrafund	52,873.314 shares, with a fair value of $67.46 per share	3,566,834
Nuveen Real Estate I	48,806.832 shares, with a fair value of $18.97 per share	925,866
Oakmark Equity and Income	46,371.387 shares, with a fair value of $27.05 per share	1,254,346
PIMCO Total Return Administrative Shares	393,483.550 shares, with a fair value of $10.87 per share	4,277,166
* Spartan 500 Index	23,040.008 shares, with a fair value of $44.49 per share	1,025,050
Vanguard International Value	34,832.834 shares, with a fair value of $26.63 per share	927,598
Vanguard Prime Money Market	9,905,201.870 shares, with a fair value of $1.00 per share	9,905,202
Total investments		$99,602,424

___________

*	Party-in-interest.
See accompanying report of independent registered public accounting firm.

Schedule 2
KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Schedule H, line 4(a) - Schedule of Delinquent Participant Contributions
December 31, 2011

Participant Contributions Transferred Late to Plan	Total that Constitute Prohibited Non Exempt Transactions
$24,002	$24,002

☐ Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2011	$2,996	$—	$—	$—
2010	—	21,006	—	—
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kansas City Southern 401(k) and Profit Sharing Plan

June 21, 2012	/s/ John E. Derry
John E. Derry
Senior Vice President Human Resources